ASML publishes agenda Annual General Meeting 2026 Appointment and reappointment of Board of Management members and changes in Supervisory Board announced VELDHOVEN, the Netherlands, March 9, 2026 – Today, ASML Holding NV (ASML) has published the agenda for the 2025 Annual General Meeting (AGM) which will be held in ASML’s TWINSCAN Auditorium in Veldhoven on Wednesday, April 22, 2026, starting at 10:00 CET. The agenda with the explanatory notes and other meeting documents are available at www.asml.com/agm2026. Appointment and reappointment of Board of Management members As announced on October 9, 2025, subject to the notification of the General Meeting on April 22, 2026, the ASML Supervisory Board intends to appoint Marco Pieters as a member of ASML's Board of Management in the role of Chief Technology Officer for a four-year term, to reappoint Chief Financial Officer Roger Dassen as a member of ASML's Board of Management for a four-year term and to reappoint Chief Operations Officer Frédéric Schneider-Maunoury as a member of ASML's Board of Management for a two-year term. With these (re)appointments, the Board of Management will consist of six members effective from the 2026 AGM. Changes in Supervisory Board The current terms of Terri Kelly, An Steegen and Alexander Everke will end at the AGM 2026. Alexander Everke has informed the Supervisory Board that he is not available for reappointment and will step down after the 2026 AGM. “We want to thank Alexander for his service as a member of the Supervisory Board,” said Supervisory Board Chair Nils Andersen. “His experience and in-depth knowledge of the semiconductor industry have been of great value to the company. We wish him well in his future activities.” The Supervisory Board nominates Terri Kelly for reappointment as a member of the Supervisory Board for a term of two years effective from the 2026 AGM. Terri was first appointed in 2018 and has been a highly valued member of the Supervisory Board. She is also the Vice Chair of the Supervisory Board, the Chair of the Remuneration Committee and a member of the Selection and Nomination Committee. The Supervisory Board also nominates An Steegen for reappointment as a member of the Supervisory Board for a term of four years effective from the 2026 AGM. An was first appointed in 2022 and her experience and expertise has been of great value to the Supervisory Board. She is a member of the Technology Committee and of the ESG Committee. In addition, the Supervisory Board nominates Benjamin Loh for appointment as a new member of the Supervisory Board, effective from the 2026 AGM. Benjamin, a Singaporean citizen, brings more than three decades of global leadership experience in the semiconductor and electronics industries, most recently, as Chairman of the Board of Management, President and CEO of ASM International. Commenting on the nomination, Nils Andersen said: ”We are very pleased to nominate Benjamin Loh for appointment to our Supervisory Board. With his strategic insight, international perspective and track record in the semiconductor industry, we expect that Benjamin will be a valuable contributor to the Supervisory Board, supporting ASML in further developing and executing its long- term strategy.” Media Relations contacts Investor Relations contacts Monique Mols +31 6 5284 4418 Jim Kavanagh +31 40 268 3938 Sarah de Crescenzo +1 925 899 8985 Pete Convertito +1 203 919 1714 Karen Lo +886 9 397 88635 Peter Cheang +886 3 659 6771 Exhibit 99.1

About ASML ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.